UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*1

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Stephen C. Pugh

President and Chief Executive Officer

Avalon Energy, LLC

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

(212) 446-8166

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

W. Phillip Whitcomb, Esq. Munsch Hardt Kopf & Harr, P.C. 500 N. Akard Street #3800 Dallas, Texas 75201 (214) 855-7556	Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	This filing constitutes Amendment No. 5 for Avalon Energy, LLC, and Amendment No.6 for Montare Resources I, LLC.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007A102

1.	Names of Reporting Persons Avalon Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,125,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,125,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,125,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.00%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007A102

1.	Names of Reporting Persons Montare Resources I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,272,815
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,272,815
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,272,815
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 6 to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by Avalon Energy, LLC, a Texas limited liability company, on November 13, 2018, as amended (i) by Amendment No. 1 (original filing by Montare) thereto filed with the Commission on August 27, 2020, Amendment No. 2 (Amendment No. 1 for Montare) thereto filed with the Commission on August 28, 2020, Amendment No. 3 (Amendment No. 2 for Montare) thereto filed with the Commission on September 8, 2020, and Amendment No. 4 (Amendment No. 3 for Montare) thereto filed with the Commission on September 11, 2020, in each case by Avalon Energy and Montare, and (ii) Amendment No. 4 with respect thereto filed with the Commission on September 28, 2020, and Amendment No. 5 with respect thereto filed with the Commission on October 2, 2020, in each case by Montare, by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Through various open market purchases between October 6, 2020 and November 19, 2020, Montare expended an aggregate of approximately $210,270 (excluding fees and commissions) to acquire 577,452 Common Units. The funds used for the purchase of these Common Units reported in this Schedule 13D were derived from general working capital of Montare. Montare may continue to buy additional Common Units in the open market or otherwise, and the price paid for such purchases may be more or less than Issuer unitholders, including Montare, may otherwise receive from quarterly distributions of the Issuer and/or upon liquidation of the Issuer.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On October 12, 2020, Montare and Avalon entered into a Purchase and Sale Agreement, effective as of September 1, 2020, whereby Avalon sold wells and related assets associated with certain oil and gas properties to Montare. The assets were sold to Montare unburdened by the portion of the overriding royalty interests held by the Issuer with respect to such properties for approximately $4.9 million in accordance with Avalon’s contractual rights set forth in the Trust Agreement and the Conveyances (the “Montare Sale”). Prior to the Montare Sale, Avalon engaged an independent petroleum engineering firm to determine the fair market value of all wells owned by Avalon burdened by overriding royalty interests (“Royalty Interests”) held by the Issuer (“Trust Wells”). A copy of the independent petroleum engineering firm’s valuation report was provided to the Issuer following the notice of the Montare Sale delivered to the Issuer as required by the Trust Agreement.

The sale was completed on October 13, 2020, and all proceeds from such sale have been paid to the Trust as fair value for the Royalty Interests required to be released by the Issuer in connection with the sale of the assets to Montare in accordance with Section 3.02 of the Trust Agreement. For additional information with respect to the Montare Sale, including pro forma comparative financial information regarding the impact of the Montare Sale on the Issuer, please see the Issuer’s Form 8-K/A filed on November 13, 2020 and incorporated herein by reference, and the Issuer’s Form 10-Q filed on November 13, 2020.

In connection with the Montare Sale, Montare and Avalon also amended the Contribution and Support Agreement, effective October 12, 2020, which contemplates, among other things, (1) a sale of Avalon assets having a value of less than $5.0 million, in accordance with the terms of the Trust Agreement, to Montare free from and unburdened by the applicable portion of the Royalty Interests held by the Issuer as a Montare Transaction, and (2) an extension of the term of the Contribution and Support Agreement to December 31, 2021 (from December 20, 2020) unless sooner terminated by agreement of the parties or a material adverse event.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

“At the time of filing, other than as set forth in Annex A hereto, there have been no transactions in the class of reported securities that were effected by Montare during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following sentence:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are furnished as part of this Amendment:

Exhibit	Description of Exhibit

99.4	Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2020.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020

AVALON ENERGY, LLC

By:	/s/ A. Brandon Hall
Name:	A. Brandon Hall
Title:	Executive Vice President and Chief Financial Officer

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

ANNEX A

RECENT TRANSACTIONS BY MONTARE IN THE SECURITIES OF SANDRIDGE PERMIAN TRUST

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Common Unit (1)
Montare Resources I, LLC	10/06/2020	Open Market Purchases	25,954	$0.4474	(2)
Montare Resources I, LLC	10/07/2020	Open Market Purchases	8,470	$0.4301
Montare Resources I, LLC	11/16/2020	Open Market Purchases	102,774	$0.3700	(3)
Montare Resources I, LLC	11/17/2020	Open Market Purchases	268,849	$0.3574	(4)
Montare Resources I, LLC	11/18/2020	Open Market Purchases	80,107	$0.351	(5)
Montare Resources I, LLC	11/19/2020	Open Market Purchases	91,298	$0.3591	(6)

(1)	Excluding fees and commissions.
(2)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.4225 to $0.4610 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(3)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3652 to $0.3700 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(4)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3555 to $0.3600 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(5)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3510 to $0.3515 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(6)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3508 to $0.3700 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.4	Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 13, 2020.